                                                                      EXHIBIT 12

                              METALDYNE CORPORATION
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                            PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)

                                       9 MONTHS
                                         ENDED          FOR THE YEARS ENDED DECEMBER 31
                                       SEPT. 30,  ---------------------------------------------
                                          2001      2000      1999      1998      1997      1996
                                       ---------  --------  --------  --------  --------  ------
EARNINGS (LOSS) BEFORE INCOME
  TAXES AND FIXED CHARGES:
  Income (loss) from continuing
    operations before income
    taxes and cumulative
    effect of accounting
    change, net.....................   $ (7,930) $ 92,720  $139,470  $144,520  $190,290  $ 77,220
 (Deduct)add equity in
    undistributed earnings (loss)
    of less-than-fifty
    percent owned companies.........      1,710    (9,180)   (9,800)   (8,530)  (46,030)  (31,650)
  Add interest on
    indebtedness, net...............    100,220    91,730    83,470    83,620    36,650    30,350
  Add amortization of debt
    expense.........................      9,130     5,030     2,740     3,250       900     1,490
  Estimated interest factor
    for rentals.....................      5,200     3,480     3,710     3,620     2,100     6,350
                                       --------  --------   -------  --------  --------  --------
  Earnings before income
    taxes and fixed charges.........   $108,330  $183,780  $219,590  $226,480  $183,910  $ 83,760
                                       ========  ========  ========  ========  ========  ========

FIXED CHARGES:
  Interest on indebtedness,
    net.............................   $100,180  $ 91,990  $ 83,760  $ 84,080  $ 36,770  $ 30,590
  Amortization of debt
    expense.........................      9,130     5,030     2,740     3,250       900     1,490
  Estimated interest factor
    for rentals.....................      5,200     3,480     3,710     3,620     2,100     6,350
                                       --------  --------  --------  --------  --------  --------
      Total fixed charges...........    114,510   100,500    90,210    90,950    39,770    38,430
                                       --------  --------  --------  --------  --------  --------
  Preferred stock dividend (a) .....      6,900       650     ---       ---      10,300    21,570
                                       --------  --------  --------  --------  --------  --------
  Combined fixed charges and
    preferred stock dividends.......   $121,410  $101,150  $ 90,210  $ 90,950  $ 50,070  $ 60,000
                                       ========  ========  ========  ========  ========  ========

RATIO OF EARNINGS TO
  FIXED CHARGES.....................         (b)      1.8       2.4       2.5       4.6       2.2
                                          ===         ===       ===       ===       ===       ===

RATIO OF EARNINGS TO COMBINED
  FIXED CHARGES AND PREFERRED
  STOCK DIVIDENDS...................        (c)       1.8       2.4       2.5       3.7       1.4
                                          ===         ===       ===       ===       ===       ===

(a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.

(b) First nine months 2001 results of operations are inadequate to cover fixed charges by $ 6,180.

(c) First nine months 2001 results of operations are inadequate to cover combined fixed charges and preferred stock dividends by $13,080.